FEC Resources Inc. Suite 2300, Bentall 5, 550 Burrard Street Vancouver, British Columbia V6C 2B5

May 12, 2020

Timothy S. Levenberg
Division of Corporation Finance
Office of Energy & Transportation
US Securities and Exchange Commission
Washington, D.C. 20549

Re:        FEC Resources Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form F-1
Filed March 27, 2020
File No. 333-235559

Dear Levenberg:

The Company is in receipt of your comment letter dated April 9, 2020, regarding the Company’s filing referenced above.

Below are the comments from your comment letter together with the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form F-1

Comment 1:

General

1.
We note your response to prior comment 2. Please revise your disclosure to include a risk factor regarding the possibility that you may be considered an investment company under Section 3(a)(1) of the Investment Company Act of 1940 (the Act), and explain that you intend on relying on the exclusion under Section 3(c)(9) of the Act and the reasons why it may be available to you. Please also disclose the material consequences to the company that could occur if the company were deemed to be an investment company. In your revised disclosure, please clarify that the staff has not taken a position whether you may rely on such exclusion. Additionally, please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support the respective exclusion from the Act.

Response to Comment 1:

The revision noted by this Comment No. 1 has been made and is reflected in the Company’s Amendment No. 3 to its Form F-1 Registration Statement.

Comment 2:

2.
Please update throughout your registration statement, including your Management's Discussion and Analysis of Financial Condition and Results of Operations section, for the financial information for the fiscal year ended December 31, 2019. Please also revise page 41 to provide the executive compensation disclosures for the fiscal year ended December 31, 2019.

Response to Comment 2:

The revision noted by this Comment No. 2 has been made and is reflected in the Company’s Amendment No. 3 to its Form F-1 Registration Statement.

Sincerely,

/s/ Paul Wallace

Paul Wallace